

July 22, 2010

Mr. Sigmund L. Cornelius
Chief Financial Officer
ConocoPhillips
600 North Dairy Ashford
Houston, TX 77079

     Re: **ConocoPhillips**
           Form 10-K for the Fiscal Year Ended December 31, 2009
           Filed February 25, 2010
           Form 10-K/A for the Fiscal Year Ended December 31, 2009
           Filed April 1, 2010
           Schedule 14A Filed March 31, 2010
           Response Letter Dated June 11, 2010
           File No. 1-32395

Dear Mr. Cornelius:

      We have completed our review of your filings and do not have any further comments at this time.

                                       Sincerely,

                                       H. Roger Schwall
                                     Assistant Director